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                             May 20, 2022

       Rodrigo Brumana
       Chief Financial Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway , 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 001-39848

       Dear Mr. Brumana:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations.
       Key Operating and Non-GAAP Financial Metrics, page 46

   1. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your
non-GAAP results after your discussion and analysis of GAAP results.
                                                        Please refer to
Question 102.10 of the staff's Compliance and Disclosure Interpretation on
                                                        Non-GAAP Financial
Measures ("C&DI  s") for further guidance.
 Rodrigo Brumana
FirstName
Poshmark, LastNameRodrigo  Brumana
           Inc.
Comapany
May        NamePoshmark, Inc.
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services